                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.   11  )*
                                         ------

                        SHELBY WILLIAMS INDUSTRIES, INC.
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                              (Name of Issuer)

                         Common Stock, $.05 Par Value
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                       (Title of Class of Securities)

                                 822135 10 9
                     ----------------------------------
                              (CUSIP Number)

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              Page 1 of 4 Pages


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CUSIP No. 822135 10 9                  13G                 Page 2  of  4  Pages
          ---------                                            ---    ---

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 (1) Names of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
     Persons

     Paul N. Steinfeld
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 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
      N/A
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 (3) SEC Use Only

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 (4) Citizenship or Place of Organization
        U.S.
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Number of Shares              (5) Sole Voting
 Beneficially                       Power                 577,398
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power                 200,000
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power                 577,398
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power                  200,000
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 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
            777,398
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(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
            X
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(11) Percent of Class Represented by Amount in Row (9)
           8.7
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(12) Type of Reporting Person*
           IN
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                    *SEE INSTRUCTION BEFORE FILLING OUT!

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ITEM 1 (a)          Name of Issuer:  Shelby Williams Industries, Inc.

ITEM 1 (b)          Address of Issuer's Principal Executive Offices:
                    Suite 11-111 Merchandise Mart, Chicago, Illinois 60654

ITEM 2 (a)          Name of Person Filing:  Paul N. Steinfeld

ITEM 2 (b)          Address of Principal Business Office, or , if none,
                    Residence:  150 Shelby Williams Drive,
                    Morristown, Tennessee 37813

ITEM 2 (c)          Citizenship:  U.S.

ITEM 2 (d)          Title of Class of Securities:
                    Common Stock, $.05 par value

ITEM 2 (e)          CUSIP Number:  822135 10 9

ITEM 3              Not applicable.  (This Schedule is filed pursuant to Rule
                    13d-1(c).)

ITEM 4              Ownership:

                    The following information is provided as of December 31, 1995:

                    (a) Amount Beneficially Owned: 777,398 shares. Includes 10,000 options deemed exercised solely for purposes of this statement. Undersigned is one of four trustees of the Issuer's employees stock ownership plan which holds 35,420 shares; such shares held by said trustees are not included in this statement and the undersigned, pursuant to Rule 13d-4, disclaims beneficial ownership of such shares. Undersigned is one of three directors of The Steinfeld Foundation, an Illinois not-for-profit corporation which holds 488 shares; such shares are not included in this statement, and the undersigned, pursuant to Rule 13d-4, disclaims beneficial ownership of such shares.

                    (b)  Percent of Class:  8.7%

                    (c) Undersigned has sole power to vote and dispose of 577,398 shares, and shared power as to 200,000 shares, which latter shares are held by a trust of which the undersigned is one of two trustees and his sister is the grantor, the other trustee and the sole income beneficiary. The undersigned, pursuant to Rule 13d-4, disclaims beneficial ownership of shares held by the trust.

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ITEM 5              Ownership of Five Percent or Less of a Class:

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6              Ownership of More than Five Percent on Behalf of Another
                    Person:

                    See response to Item 4.

ITEM 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                    Not applicable.

ITEM 8              Identification and Classification of Members of the Group:

                    Not applicable.

ITEM 9              Notice of Dissolution of Group:

                    Not applicable.

ITEM 10             Certification:

                    Not applicable.

SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 8, 1996


Signature:                   \s\Paul N. Steinfeld
            -------------------------------------------------------------------
Name/Title:                   Paul N. Steinfeld



                                Page 4 of 4 Pages